__________________________________

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      __________________________________

                  For the fiscal year ended December 31, 1994

                                 ENTECH, INC.
              DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                           THE MONTANA POWER COMPANY
                               40 EAST BROADWAY
                               BUTTE, MT  59701

Item 1. Changes in the Plan

The Entech, Inc. Deferred Savings Plan was amended and restated in 1989 as The Entech, Inc. Deferred Savings and Employee Stock Ownership Plan to reflect the merger of the Entech, Inc. Deferred Savings Plan and that portion of the Employee Stock Ownership Plan of The Montana Power Company and Subsidiaries attributable to employees of Entech, Inc. Prior to August 17, 1992, the IRS was not yet accepting application for determination letters for the merging of the two plans. Management applied for, and received a favorable determination letter in 1994.

Item 2. Changes in Investment Policy

No changes have been made to the Plan's investment policy in 1994.

Item 3. Contributions to the Leveraged  Employee Stock Ownership
        Plan Fund

Entech, Inc., contributed $358,489 in 1994 to the Plan's
Leveraged ESOP Fund.

Item 4. Participating Employees

There were 391 employees and retirees participating in the Entech, Inc. Deferred Savings and Employee Stock Ownership Plan at December 31, 1994.

Item 5. Administration of the Plan

The Plan is administered by the seven-member Retirement Plan Committee (Committee) appointed by, and serving at the pleasure of, the Board of Directors of Entech, Inc. No compensation was paid to the members of the Committee by the Plan. The members of the Committee, each of whose address is c/o The Montana Power Company, 40 East Broadway, Butte, Montana 59701, are as follows:


                                         Positions or Offices Held With
                                  The Montana Power Company and Its Subsidiaries

Jerrold P. Pederson.   Administrator Vice President - Chief Financial Officer

Richard F. Cromer. .   Member        President and Chief Operating Officer,
                                       Continental Energy Services, Inc.

Robert P. Gannon . .   Member        President and Chief Operating Officer,
                                       Utility Division

John S. Miller . . .   Member        Controller, Utility Division

Arthur K. Neill. . .   Member        Executive Vice President - Utility
                                       Services, Utility Division

James J. Murphy. . .   Member        President, Entech, Inc.

Ellen M. Senechal. .   Member        Vice President and Treasurer, Entech, Inc.

Certain members of the Committee are also directors or officers of certain subsidiaries of The Montana Power Company.

Item 6. Custodian of Investments

The Northern Trust Company, Fifty South LaSalle Street, Chicago, Illinois 60675 is the Trustee of the Plan. Ark Capital Management Company, Inc., manages one hundred percent of the Bond Fund and approximately fifty percent of the Stock Fund. INVESCO Capital Management, Inc., manages approximately fifty percent of the Stock Fund. The Trustee and the money managers are responsible for the safekeeping and investment of all contributions made to the Plan. There is no specific coverage by any bond furnished by the Trustee or either money manager in connection with the custody of the security investments or other assets of the Plan. No fees are paid out of the Plan.

Item 7. Reports to Participating Employees

Summary Annual Reports will be made directly to participating employees for the fiscal year 1994 with respect to the operations of the Plan. These reports present the basic financial statements and the employees' rights to additional information. Statements of the status of individual accounts under the Plan have been sent directly to the employees.
Item 8. Investment of Master Trust Funds

      (a) The aggregate dollar amounts of brokerage commissions paid by the Master Trust were $104,437, $95,182, $73,951 for the years 1994, 1993 and 1992, respectively. None of these commissions were paid to any broker which is an affiliated person of the Plan or their investment advisor, principal underwriters or to an affiliated person of any such person.

      (b) SEI Evaluation Services provided reports on the performance of the Master Trust investment managers and received brokerage fees of $24,065 and $75,233 in 1994 and 1993, respectively.

Item 9. Financial Statements

                                 Entech, Inc.
                             Deferred Savings and
                         Employee Stock Ownership Plan


                         Index to Financial Statements

                                                                 Page

Report of Independent Accountants                                   4

Plan Financial Statements:
     Statement of Net Assets Available for
       Benefits at December 31, 1994 and 1993                 5 through 6

     Statement of Changes in Net Assets
       Available for Benefits for the three
       years ended December 31, 1994                          7 through 9

     Notes to Financial Statements                           10 through 20

     Schedule of Assets Held for Investment
       at December 31, 1994                                  21 through 31

     Schedule of Reportable Transactions for
       the Year Ended December 31, 1994                            32

Retirement Plan Committee Authorization                            33

Consent of Independent Accountants                                 34

Note: All other schedules are omitted because they are not applicable or the required information is shown in the Plan's financial statements.

                       Report of Independent Accountants




March 17, 1995

To the Participants and Retirement Committee of Entech, Inc. Deferred Savings and
Employee Stock Ownership Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial status of Entech, Inc. Deferred Savings and Employee Stock Ownership Plan at December 31, 1994 and 1993, and the changes in its financial status for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

Portland, Oregon
June 26, 1995

                                                        ENTECH, INC.
                                                DEFERRED SAVINGS AND EMPLOYEE
                                                    STOCK OWNERSHIP PLAN
                                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                       December 31, 1994

                                          Company Stock Fund
                                        Allocated    Unallocated
                                            to        Leveraged                      Common         Fixed
                                        Employees        ESOP        Bond Fund     Stock Fund     Rate Fund     ESOP Fund
Assets:
  Cash                                 $          0  $     38,012  $      8,301   $    203,380  $     92,891  $        195
  Units held in the Master Trust at
  current value (Notes 2 and 3):

      The Montana Power Company
      Stock Fund:                         3,427,754     2,413,929

      Bond Fund                                                         378,663

      Equity Fund                                                                    3,405,077

      Fixed Rate Fund                                                                              2,023,881

      Employee Stock Ownership Plan Fund                                                                           997,566

  Contributions Receivable                                 98,111        11,410         95,156        36,957
  Dividends and Interest Receivable          43,793        60,778                                                   17,533
  Loans Receivable                                                       42,551        242,641       333,990

      Total Assets                        3,471,547     2,610,830       440,925      3,946,254     2,487,719     1,015,294

Liabilities:

  Note Payable to The Montana
  Power Company                                   0     2,666,343

Net Assets Available for Benefits      $  3,471,547  $    (55,513)$    440,925    $  3,946,254  $  2,487,719  $  1,015,294

                               The accompanying notes are an integral part of this statement.
/TABLE

                                                        ENTECH, INC.
                                                DEFERRED SAVINGS AND EMPLOYEE
                                                    STOCK OWNERSHIP PLAN
                                       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                               December 31, 1993

                                                  Company Stock Fund
                                                Allocated   Unallocated
                                                    to       Leveraged                   Common        Fixed
                                                Employees       ESOP       Bond Fund   Stock Fund    Rate Fund    ESOP Fund
Assets:
  Cash                                         $          0 $     38,829 $     20,867 $    199,741 $     87,796 $          6
  Units held in the Master Trust at
  current value (Notes 2 and 3):

      The Montana Power Company
      Stock Fund:                                 3,341,063    3,101,110

      Bond Fund                                                               319,881

      Equity Fund                                                                        2,986,389

      Fixed Rate Fund                                                                                 1,929,689

      Employee Stock Ownership Plan Fund                                                                           1,076,286

  Contributions Receivable                                        91,148        5,806       49,943       22,667
  Dividends and Interest Receivable                  35,606       60,982                                              16,154
  Loans Receivable                                                             41,651      180,751      327,912

      Total Assets                                3,376,669    3,292,069      388,205    3,416,824    2,368,064    1,092,446

Liabilities:

  Note Payable to The Montana
    Power Company                                         0    2,816,838

Net Assets Available for Benefits              $  3,376,669 $    475,231 $    388,205 $  3,416,824 $  2,368,064 $  1,092,446

                               The accompanying notes are an integral part of this statement.
/TABLE

                                                        ENTECH, INC.
                                                DEFERRED SAVINGS AND EMPLOYEE
                                                    STOCK OWNERSHIP PLAN
                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                              December 31, 1994
                                              Company Stock Fund
                                           Allocated    Unallocated
                                               to        Leveraged                     Common         Fixed
                                            Employees       ESOP        Bond Fund    Stock Fund     Rate Fund     ESOP Fund
  Investment Income:
    Dividends, Interest, and Realized
      Gains and Losses                     $    172,241 $    256,473  $     (9,941) $    113,769  $    130,935  $   (47,726)
    Net Appreciation (Depreciation) in
      Current Value of Investments             (395,032)    (487,486)

  Contributions:
    Company                                                  358,489
    Participants                                                            59,687       475,975       192,235

  Allocation of Montana Power Company
    Stock to Participants (Note 1)              413,260     (413,260)

  Transfers from Other Funds                                                48,226       105,141        13,154

      Total Additions                           190,469     (285,784)       97,972       694,885       336,324      (47,726)

  Participants' Withdrawals at
  Current Value:
    Cash                                                                    29,565       157,974        73,317
    The Montana Power Company Stock              95,591                                                               27,335

  Transfers to Other Funds                                                  15,687         7,481       143,352         2,091

  Note Payable, Interest
    Payments (Note 5)                                        244,960

      Total Deductions                           95,591      244,960        45,252       165,455       216,669        29,426

      Net Increase (Decrease)                    94,878     (530,744)       52,720       529,430       119,655      (77,152)

  Net Assets Available for Benefits:
    Beginning of Year                         3,376,669      475,231       388,205     3,416,824     2,368,064     1,092,446

    End of Year                            $  3,471,547 $    (55,513) $    440,925  $  3,946,254  $  2,487,719  $  1,015,294

                               The accompanying notes are an integral part of this statement.
/TABLE

                                                        ENTECH, INC.
                                                DEFERRED SAVINGS AND EMPLOYEE
                                                    STOCK OWNERSHIP PLAN
                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                              December 31, 1993
                                              Company Stock Fund
                                            Allocated   Unallocated
                                                to       Leveraged                     Common         Fixed
                                            Employees       ESOP        Bond Fund    Stock Fund     Rate Fund     ESOP Fund
  Investment Income:
    Dividends, Interest, and Realized
      Gains and Losses                     $    190,780 $    230,681  $     32,835  $    357,897  $    141,280  $     34,746
    Net Appreciation (Depreciation) in
      Current Value of Investments              (97,544)    (111,655)

  Contributions:
    Company                                                  350,884
    Participants                                                            49,169       436,568       214,220

  Allocation of Montana Power Company
    Stock to Participants (Note 1)              302,147     (302,147)

  Transfers from Other Funds                                                22,427       187,932

      Total Additions                           395,383      167,763       104,431       982,397       355,500        34,746

  Participants' Withdrawals at
  Current Value:
    Cash                                                                    62,652       187,437       140,196
    The Montana Power Company Stock             240,877                                                               60,349

  Transfers to other Funds                       45,393                     17,688        26,969       238,869         6,631

  Note Payable, Interest
    Payments (Note 5)                                        261,134

      Total Deductions                          286,270      261,134        80,340       214,406       379,065        66,980

      Net Increase (Decrease)                   109,113      (93,371)       24,091       767,991       (23,565)     (32,234)

  Net Assets Available for Benefits:
    Beginning of Year                         3,267,556      568,602       364,114     2,648,833     2,391,629     1,124,680

    End of Year                            $  3,376,669 $    475,231  $    388,205  $  3,416,824  $  2,368,064  $  1,092,446

                               The accompanying notes are an integral part of this statement.
/TABLE

                                                        ENTECH, INC.
                                                DEFERRED SAVINGS AND EMPLOYEE
                                                    STOCK OWNERSHIP PLAN
                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                              December 31, 1992
                                              Company Stock Fund
                                            Allocated   Unallocated
                                                to       Leveraged                     Common         Fixed
                                            Employees       ESOP        Bond Fund    Stock Fund     Rate Fund     ESOP Fund
  Investment Income:
    Dividends, Interest, and Realized
      Gains and Losses                     $    247,130 $    246,695  $     20,919  $    264,940  $    159,700  $    (8,290)
    Net Appreciation (Depreciation) in
      Current Value of Investments             (112,601)    (312,182)

  Contributions:
    Company                                                  338,694
    Participants                                                            59,187       417,272       276,085

  Allocation of Montana Power Company
    Stock to Participants (Note 1)              380,250     (380,250)

  Transfers from Other Funds                    680,803                     96,714       631,875       700,638       296,821

      Total Additions                         1,195,582     (107,043)      176,820     1,314,087     1,136,423       288,531

  Participants' Withdrawals at
  Current Value:
    Cash                                                                    20,706        49,558        96,428
    The Montana Power Company Stock             149,331                                                               41,810

  Transfers to Other Funds                                                  26,292        34,499       231,086

  Note Payable, Interest
    Payments (Note 5)                                        272,812

      Total Deductions                          149,331      272,812        46,998        84,057       327,514        41,810

      Net Increase (Decrease)                 1,046,251     (379,855)      129,822     1,230,030       808,909       246,721

  Net Assets Available for Benefits:
    Beginning of Year                         2,221,305      948,457       234,292     1,418,803     1,582,720       877,959

    End of Year                            $  3,267,556 $    568,602  $    364,114  $  2,648,833  $  2,391,629  $  1,124,680

                               The accompanying notes are an integral part of this statement.
/TABLE

                                 ENTECH, INC.
              DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - Description of the Plan:

The Deferred Savings and Employee Stock Ownership Plan (Plan), formerly known as the Deferred Savings Plan, was established by Entech, Inc. (Company) effective January 1, 1986, to provide a means for regular savings and investment by employees. Previously, employees of the Company participated in The Montana Power Company Plan. As of January 1, 1986, the assets of The Montana Power Company Plan effectively became The Montana Power Company Deferred Savings Master Trust (Note 3). A portion of the assets of the Trust were spun off to this Plan based on participants' equity at that date as measured by the Plan administrator.

On June 27, 1989, the Board of Directors of The Montana Power Company authorized the merger of The Montana Power Company and Subsidiaries Employee Stock Ownership Plan (ESOP) into the Plan. Effective June 27, 1989, the Plan was amended and restated as the Entech, Inc. Deferred Savings and Employee Stock Ownership Plan to reflect such a merger and incorporate provisions permitting acquisition loans. The assets of the ESOP have been transferred into the Plan and are held in trust under the Plan.

The financial statements of the Plan have been prepared by allocating the Master Trust's total assets and investment income based on the Plan's units of participation at December 31 and the yearly average, respectively, in the Master Trust in proportion to the total units of participation at December 31 and the yearly average, respectively, in the Master Trust. The unit represents a right to share in the assets and earnings of the Master Trust. The number of units held by each Plan is a function of contributions and withdrawals throughout the year.

Participation in the Deferred Savings portion of the Plan (Savings Plan) is voluntary and an employee becomes eligible to make allotments under the Savings Plan after completing 90 days of service. Participants may contribute from one to six percent of their compensation to the Savings Plan based on years of service subject to Internal Revenue Code (IRC) limitations. These contributions are tax deferred under Section 4O1(k) of the IRC. As an incentive to thrift, the Company contributes a matched contribution which is determined as follows:

  From 90 days through 10th
    anniversary of employment         -  60% of participant's contribution

  From the start of the 11th
  through 20th anniversary of
  employment                          -  65% of participant's contribution

  After the 20th anniversary of
  employment and beyond               -  70% of participant's contribution


Montana Power Company Stock is allocated to employees to recognize contributions and dividends in employees' accounts in the same manner as if the Plan had not been leveraged. In addition appreciation, if any, on the shares released from the Unallocated Leveraged ESOP during the period is also allocated to employees. The allocation to employees is accomplished through the transfer of 127,992 shares, on an annual basis, from the Unallocated Leveraged ESOP at market price, at the time of transfer, and the purchase of additional shares, in the market, with cash contributions received from the Company. The Trust repays the principal and interest on the debt obligation (Note 5) by using the dividends on the unallocated shares and cash contributions by the Company.

Participants are 100 percent vested in their personal contributions made to the plan. Participants will be 100 percent vested in Company contributions after one year of service.

No Company contributions or other annual additions to a participant's interest in the investment funds will be made in any Savings Plan year in excess of the lesser of $30,000 or 25 percent of the participant's compensation. In addition to the contributions that are matched by the Company, participants, regardless of their years of service, may contribute an additional ten percent of their compensation to the Savings Plan. These contributions are not matched by the Company, nor are they tax deferred. They will, however, share in the Savings Plan's investment results and any investment income earned is tax deferred as long as it remains in the Savings Plan.

Participants may elect to have their contributions invested in a bond fund, common stock fund or a fixed rate income fund, or any combination thereof, while all Company contributions are invested in a stock fund consisting of the Company's common stock. Participants may change the designation of their contributions and may also transfer all or a portion of their interests between the Bond, Common Stock and Fixed Rate Funds four times a year. Additionally, as employees of The Montana Power Company Entities transfer from one entity to another, their participant balances are transferred.

Contributions to the ESOP Fund by the Company were based upon investment tax credits claimed by the Company based upon its property additions. Contributions to the ESOP Fund by the Company were made to the trustee in the form of Common Stock of the Company, valued at the average closing prices of the Common Stock on the 20 consecutive trading days immediately preceding the date upon which the additional investment credit was claimed. Participants were eligible to make matching contributions in the form of cash or payroll deductions. Effective December 31, 1989, the Company had fully utilized all of its available investment tax credits and no further contributions to the ESOP Fund were made. In the current and future years, only investment income
(loss) and participant withdrawal activity will occur in this fund.

Participants' interests in the Plan include Company and member contributions, income and losses from fund investments and the unrealized appreciation or depreciation in bond and common stock investments. Withdrawals from the Company Stock and ESOP Funds are paid in shares, with fractional shares and final dividends on withdrawn shares paid in cash. Withdrawals from the Bond, the Common Stock and the Fixed Rate Funds are paid in cash. Participants are permitted to borrow money out of their individual accounts.

Administration of the Plan is performed by a Retirement Plan
Committee (Committee) appointed by the Board of Directors of Entech, Inc. The Northern Trust Company is the Plan's trustee.

The Company expects to continue the Plan indefinitely, but the continuance of the Plan and the payment of contributions are not assumed as contractual obligations. If the Plan is terminated, the trustee would continue to hold, invest and administer the trust funds in accordance with the provisions of the trust agreement and make distributions from the trust in accordance with the provisions of the Plan pursuant to instructions filed with the trustee by the Committee upon such termination.

Certain reclassifications have been made to the prior year's amounts to make them comparable to the 1994 presentation. These changes had no impact on previously reported results, of changes, in net assets available for benefits.


NOTE 2 - Summary of Accounting Policies:

Valuation of Master Trust Investments:

Assets invested in the Company Stock, Bond, Common Stock and ESOP Funds have been recorded at their current value as determined by quoted market prices based on reported closing prices at December 31 on national securities exchanges or other markets, as applicable, and the unrealized appreciation or depreciation has been reflected in the Statement of Changes in Net Assets Available for Benefits. The investment contracts with various insurance companies, are valued at the contract value which represents participants' contributions made under the contracts plus accumulated interest at the contract rate.

Plan Expenses:

All expenses attributable to the administration of the Plan and the expenses of the trustee are paid by the Company.

Note 3 -Financial Statements for the Master Trust:

                                       Statement of Net Assets Available for Benefits
                                                                            December 31, 1994

                                               Company Stock Fund
                                             Allocated   Unallocated
                                                 to       Leveraged                    Common         Fixed
                                             Employees       ESOP        Bond Fund   Stock Fund     Rate Fund    ESOP Fund
Assets:
  Cash                                      $            $    530,802  $     94,721 $  2,911,420  $  1,355,039 $      3,270
  Investments, at current value:
    The Montana Power Company Stock
    Fund:
      Allocated Shares - 2,538,795
      Shares (Cost - $49,378,334)             58,501,936
      Unallocated Shares - 1,311,918
      Shares (Cost - $27,360,805)                          30,174,114

    The Montana Power Company Deferred
    Savings Plan:
      Bond Fund (cost - $4,503,756)                                       4,341,482
      Common Stock Fund (cost - $47,523,495)                                          49,544,814
      Fixed Rate Fund (cost approximates
      current value)                                                                                29,520,685

    The Montana Power Company Employee
      Stock Ownership Plan (ESOP) Fund -
      726,922 shares (cost - $14,363,196)                                                                        16,712,777

  Contributions Receivable                                  1,170,737        69,485      665,262       315,364
  Dividends and Interest Receivable              780,496      759,715                                               290,724
  Loans Receivable                                                          581,717    4,402,413     4,892,096

      Total Assets                            59,282,432   32,635,368     5,087,405   57,523,909    36,083,184   17,006,771

Liabilities:

  Note Payable to The Montana Power
    Company                                                33,329,285

Net Assets Available for Benefits           $ 59,282,432 $   (693,917)$  5,087,405  $ 57,523,909  $ 36,083,184 $ 17,006,771
/TABLE

                                       Statement of Net Assets Available for Benefits

                                                                            December 31, 1993

                                               Company Stock Fund
                                             Allocated    Unallocated
                                                 to        Leveraged                   Common        Fixed
                                             Employees        ESOP       Bond Fund   Stock Fund    Rate Fund    ESOP Fund
Assets:
  Cash                                      $             $    486,647 $    260,870 $  2,892,712 $  1,255,438 $        277
  Investments, at current value:
    The Montana Power Company Fund Stock
   Fund:
      Allocated Shares - 2,213,490 Shares
      (Cost - $42,019,378)                    57,366,973
      Unallocated Shares - 1,439,910 Shares
      (Cost - $30,030,152)                                  37,077,683

    The Montana Power Company Deferred
     Savings Plan:                                                        3,999,063
      Bond Fund (cost - $3,972,622)
      Common Stock Fund (cost - $38,331,571)                                          43,249,760
      Fixed Rate Fund (cost approximates
      current value)                                                                               27,593,431

    The Montana Power Company Employee Stock
      Ownership Plan (ESOP) Fund - 689,899
      shares (cost - $13,475,323)                                                                               17,764,902

  Contributions Receivable                                   1,177,101       56,857      529,265      273,026
  Dividends and Interest Receivable              699,090       762,270                                             275,970
  Loans Receivable                                                          536,866    3,705,376    4,546,310

      Total Assets                            58,066,063    39,503,701    4,853,656   50,377,113   33,668,205   18,041,149

Liabilities:

  Note Payable to The Montana Power
    Company                                                 35,210,478

Net Assets Available for Benefits           $ 58,066,063  $  4,293,223 $  4,853,656 $ 50,377,113 $ 33,668,205 $ 18,041,149
/TABLE

                                  Statement of Changes in Net Assets Available for Benefits

                                                                           December 31, 1994
                                            Company Stock Fund
                                          Allocated    Unallocated
                                              to        Leveraged                     Common         Fixed
                                          Employees        ESOP        Bond Fund    Stock Fund     Rate Fund    ESOP Fund
  Investment Income:
    Dividends, Interest and Realized
      Gains and Losses                   $  2,795,736  $  3,205,914  $     68,851  $  4,537,371  $  1,901,901 $  1,142,849
    Net Appreciation (Depreciation) in
      Current Value of Investments         (6,411,980)   (3,863,760)     (188,714)   (2,896,870)                (1,939,998)

  Contributions:
    Company                                               4,533,101
    Participants                                                          601,441     5,541,885     2,559,412

  Allocation of Montana Power Company
    Stock to Participants (Note 1)          5,800,395    (5,800,395)

  Transfers from Other Funds                                              411,720     1,898,901       868,718        2,091

      Total Additions                       2,184,151    (1,925,140)      893,298     9,081,287     5,330,031     (795,058)

  Participants' Withdrawals at Current
    Value:
    Cash                                                                   74,882     1,215,218     1,039,746
    The Montana Power Company Stock -
      51,142 Shares                           967,782                                                              237,229

  Transfers to other Funds                                                584,667       719,273     1,875,306        2,091

  Note Payable, Interest
    Payments (Note 5)                                     3,062,000

      Total Deductions                        967,782     3,062,000       659,549     1,934,491     2,915,052      239,320

      Net Increase (Decrease)               1,216,369    (4,987,140)      233,749     7,146,796     2,414,979   (1,034,378)

  Net Assets Available for Benefits:
    Beginning of Year                      58,066,063     4,293,223     4,853,656    50,377,113    33,668,205   18,041,149

    End of Year                          $ 59,282,432  $   (693,917) $  5,087,405  $ 57,523,909  $ 36,083,184 $ 17,006,771
/TABLE

                                  Statement of Changes in Net Assets Available for Benefits

                                                                           December 31, 1993
                                            Company Stock Fund
                                          Allocated    Unallocated
                                              to        Leveraged                     Common         Fixed
                                          Employees        ESOP        Bond Fund    Stock Fund     Rate Fund    ESOP Fund
  Investment Income:
    Dividends, Interest and Realized
      Gains and Losses                   $  2,968,806  $  2,883,521  $    505,415  $  4,213,860  $  1,886,316 $  1,078,560
    Net Appreciation (Depreciation)
      in Current Value of Investments      (1,609,891)   (1,395,693)     (118,455)    1,059,369                   (448,236)

  Contributions:
    Company                                               4,285,932
    Participants                                                          517,202     4,935,261     2,719,043

  Allocation of Montana Power Company
    Stock to Participants (Note 1)          4,345,391    (4,345,391)

  Transfers from Other Funds                   70,847                     351,123     2,481,279       451,753

      Total Additions                       5,775,153     1,428,369     1,255,285    12,689,769     5,057,112      630,324

  Participants' Withdrawals at Current
    Value:
    Cash                                                                  124,057     1,729,309     1,570,107
    The Montana Power Company Stock -
      99,971 Shares                         2,391,830                                                              333,569

  Transfers to Other Funds                     70,847                     458,089       428,712     2,397,354

  Note Payable, Interest
    Payments (Note 5)                                     3,264,175

      Total Deductions                      2,462,677     3,264,175       582,146     2,158,021     3,967,461      333,569

      Net Increase (Decrease)               3,312,476    (1,835,806)      673,139    10,531,748     1,089,651      296,755

  Net Assets Available for Benefits:
    Beginning of Year                      54,753,587     6,129,029     4,180,517    39,845,365    32,578,554   17,744,394

    End of Year                          $ 58,066,063  $  4,293,223  $  4,853,656  $ 50,377,113  $ 33,668,205 $ 18,041,149
/TABLE

                                  Statement of Changes in Net Assets Available for Benefits

                                                                           December 31, 1992
                                            Company Stock Fund
                                         Allocated     Unallocated
                                             to         Leveraged                     Common         Fixed
                                         Employees         ESOP        Bond Fund    Stock Fund     Rate Fund    ESOP Fund
  Investment Income:
    Dividends, Interest and Realized
      Gains and Losses                   $  2,412,074  $  3,083,694  $    294,713  $  2,791,424  $  2,097,718 $ 1,010,843
    Net Appreciation (Depreciation)
      in Current Value of Investments      (1,858,143)   (3,902,272)      (41,170)    1,334,488                (1,177,402)

  Contributions:
    Company                                               3,657,251
    Participants                                                          504,442     4,299,224     2,822,261

  Allocation of Montana Power Company
    Stock to Participants (Note 1)          5,155,196    (5,155,196)

  Transfers from Other Funds                1,161,138                     703,558     3,598,942     2,091,802

      Total Additions                    $  6,870,265    (2,316,523)    1,461,543    12,024,078     7,011,781    (166,559)

  Participants' Withdrawals at Current
  Value:
    Cash                                                                   92,397       563,495     1,568,872
    The Montana Power Company Stock -
      71,601 Shares                         1,484,433                                                             379,841

  Transfers to other Funds                  1,161,138                     459,491     1,431,305     4,356,486

  Note Payable, Interest
    Payments (Note 5)                                     3,410,155

      Total Deductions                      2,645,571     3,410,155       551,888     1,994,800     5,925,358     379,841

      Net Increase (Decrease)               4,224,694    (5,726,678)      909,655    10,029,278     1,086,423    (546,400)

  Net Assets Available for Benefits:
    Beginning of Year                      50,528,893    11,855,707     3,270,862    29,816,087    31,492,131  18,290,794

    End of Year                          $ 54,753,587  $  6,129,029  $  4,180,517  $ 39,845,365  $ 32,578,554 $17,744,394
/TABLE

Net Increase (Decrease) in Current Value of Investments:

The following table sets forth the net increase (decrease) in current value of Master Trust investments for the three years ended December 31, 1994. Unrealized appreciation or depreciation recognized in prior years on investments sold is removed from unrealized appreciation or depreciation in the year of the sale as it is reflected in the realized gain or loss amounts in the year of the sale in this table. Cost of securities sold is determined on the basis of average cost. Withdrawals from the Company Stock and ESOP Funds are paid in shares and the realized gain or loss is determined as the difference between average cost and market value.

                                            Year Ended December 31, 1994

                                Company                         Common         ESOP
                               Stock Fund      Bond Fund      Stock Fund       Fund
Unrealized Appreciation of
  Plan Investments:

    Beginning of Year         $ 22,395,126   $     26,441    $  4,918,189  $  4,289,579

    End of Year                 11,936,911       (162,273)      2,021,319     2,349,581

      Net Unrealized
      Appreciation/
       (Depreciation)          (10,458,215)      (188,714)     (2,896,870)   (1,939,998)

  Unrealized Gain/Loss of
    Security Disbursements
    Less Receipts                  182,475              0               0             0

  Realized Gain                      1,294       (232,783)      2,955,939           648

    Net Increase (Decrease)
      in Current Value        $(10,274,446)  $   (421,497)   $     59,069  $ (1,939,350)
/TABLE

                                            Year Ended December 31, 1993

                                Company                         Common         ESOP
                               Stock Fund      Bond Fund      Stock Fund       Fund
Unrealized Appreciation of
  Plan Investments:

    Beginning of Year         $ 26,242,486   $    144,896    $  3,858,820  $  4,737,815

    End of Year                 22,395,126         26,441       4,918,189     4,289,579

      Net Unrealized
      Appreciation/
       (Depreciation)           (3,847,360)      (118,455)      1,059,369      (448,236)

  Unrealized Gain/(Loss) of
    Security Disbursements
    Less Receipts                  841,776              0               0             0

  Realized Gain                     11,523        261,685       2,999,414         1,413

    Net Increase (Decrease)
      in Current Value        $ (2,994,061)  $    143,230    $  4,058,783  $   (446,823)



                                         Year Ended December 31, 1992

                                 Company                        Common         ESOP
                               Stock Fund      Bond Fund      Stock Fund       Fund

Unrealized Appreciation of
  Plan Investments:

    Beginning of Year         $ 32,487,395   $    186,066    $  2,524,332  $  5,915,217

    End of Year                 26,242,486        144,896       3,858,820     4,737,815

      Net Unrealized
      Appreciation/
       (Depreciation)           (6,244,909)       (41,170)      1,334,488    (1,177,402)

  Unrealized Gain/(Loss) of
    Security Disbursements
    Less Receipts                  484,495              0               0             0

  Realized Gain                      5,138         63,040       1,754,841

    Net Increase (Decrease)
      in Current Value        $ (5,755,276)  $     21,870    $  3,089,329  $ (1,177,402)
/TABLE

NOTE 4 - Tax Status:

The Plan, as amended January 1, 1976 to comply with the Employee Retirement Security Act of 1974 (ERISA), has received a determination letter from the Internal Revenue Service (IRS) that the Plan is qualified under Internal Revenue Code Section 401(a) and the trust is exempt from taxation under Section 501(a). Effective January 1, 1985, the Plan was amended to comply with the Tax Equity and Fiscal Responsibility Act of 1982, the Deficit Reduction Act of 1984, and the Retirement Equity Act of 1984. Effective January 1, 1986, the Plan was amended to allow employee contributions after 90 days of service, and also to vest employer matching contributions immediately. As explained in Note 1, on June 27, 1989, the Board of Directors of the Company authorized the merger of the ESOP into the Plan. The Plan has been amended to accomplish this merger and it is the intent that such amendment comply with ERISA and the rules of the IRS. Prior to August 17, 1992, the IRS was not yet accepting application for determination letters for the merging of the two plans. Management applied for, and received a favorable determination letter in 1994.


NOTE 5 - Plan Leveraging and Notes Payable:

On January 22, 1990, the Company borrowed $40,000,000 at an interest rate of 9.2 percent to be repaid in equal installments over 15 years. The proceeds of this loan were lent on similar terms to the Plan which purchased 1,922,297 shares of the Company's common stock on the open market. The stock will be used to fund the Company's future matching requirements under the Deferred Savings portion of the Plan. The shares purchased by the Plan will be allocated to participants in equal quarterly amounts over the 15-year term of the loan. Debt principal and interest payments are made quarterly utilizing Company contributions received under the Plan, plus dividends paid on the unallocated shares purchased by the Plan.

On December 31, 1994, 1,311,918 shares remained unallocated.

Principal payments for 1994, 1993, and 1992 totaled $1,838,899, $1,640,400, and $1,497,778 respectively. The principal payments paid by the Plan do not affect net assets of the trust. Such payments reduce both Plan assets and liabilities by an identical amount.

The Plan is required to make the following principal payments to the Company on its note payable as follows:

                       1995            2,014,004
                       1996            2,205,783
                       1997            2,415,825
                       1998            2,645,866
                       1999            2,897,814
                       Thereafter     20,400,655

Interest expense for 1994 and 1993 totaled $3,062,000 and $3,410,155, respectively; including accrued interest of $749,339 and $791,633, respectively.

NOTE 6 - Significant Investments of the Master Trust:

At December 31, 1994, investments representing five percent or more of the Plan's net assets are as follows:

                   Description                               Current Value
      The Montana Power Company Common Stock                 $  75,111,491

                                                                                Schedule 1
                                                                              Page 1 of 11


                                 THE MONTANA POWER COMPANY
                DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP MASTER TRUST

                                Schedule of Assets Held for
                              Investment at December 31, 1994


               CORPORATE BONDS                   SHARES      MARKET VALUE     TOTAL COST

CHOICE CREDIT CARDS MASTER TRUST SERIES 92-1B
5.65% BD DUE 10-15-1996 BEO                         40,000    $    39,884     $    39,938

CIT GRP HLDGS INC 5.50% BD DUE 11-1-1995 REG        10,000          9,811          10,241

COMMERCIAL CREDIT GROUP INC., 7.70% BOND DUE
8-15-95, REGISTERED                                 10,000         10,020          10,278

FINANCING CORP CPN FICO STRIPS PER 1 INT PMT
ON 5-11-98 CPN 10.00% BD DUE 2018 BEO               60,000         46,212          32,942

FORD MOTOR CO., 9.95% DEBENTURE DUE
2-15-2032, REGISTERED                               40,000         44,581          46,565

FORD MOTOR CREDIT COMPANY 8.875% NTS
DUE 8-1-96 BEO                                      50,000         50,547          50,000

GENERAL MOTORS ACCEPTANCE CORP 7.75% NT DUE
4-15-97 REG                                         75,000         73,760          80,012

GREAT WESTN BK A FED BEVERLY HILLS CALIF
9.50% SR NT DUE 7-1-97                              50,000         50,905          56,648

NORTHROP GRUMMAN CORP 8.625% BD DUE
10-15-2004                                          50,000         49,391          50,000

SEARS CREDIT ACCOUNT TRUST SERIES 1991-C
CLASS A 8.65% PASS THRU CTF DUE 7-15-96 BEO         60,000         60,487          63,919

SIGNET CREDIT CARD MASTER TRUST 1993-1,
CLASS B, 5.40% BD DUE 2-15-2002, REG                30,000         27,047          29,995

SIGNET MASTER TR 93-3B 5.8% BD DUE 03-15-1999
BEO                                                 40,000         36,425          39,938

WORLD SAVINGS & LOAN ASSOCIATION OAKLAND
CALIFORNIA SUB 9.90% NTS DUE 7-1-2000 REG           75,000         78,524          90,095

  TOTAL CORPORATE BONDS                            590,000   $    577,593    $    600,570

                                                                                Schedule 1
                                                                              Page 2 of 11

       U.S. GOVERNMENT AND AGENCY ISSUES         SHARES      MARKET VALUE     TOTAL COST

RESOLUTION FDG CORP CPN STRIPS GENERIC INT
PMT DUE 4-15-97 B/E                                 70,000    $    58,664     $    38,934

TENNESSEE VALLEY AUTHORITY, POWER, 8.375%
BOND DUE 10-1-99, REGISTERED                        50,000         50,813          49,846

UNITED STATES TREASURY SECURITIES STRIPPED
INTEREST GENERIC TINT PAYMENT DUE
2-15-1999 B/E                                       50,000         36,424          35,072

US TREAS SER B 5.75 DUE 8-15-2003 REG               80,000         69,525          70,513

US TREASURY NOTE SER F-1998 7.875% NTS
DUE 4-15-1998 REG                                  235,000        235,221         266,071

US TREASURY NT 7.25% NT DUE 05-15-2004             375,000        360,116         359,212

US TREASURY SECURITIES STRIPPED TINT
DUE 5-15-2015 REG                                  270,000         53,698          55,077

US TREASURY SER B-2002 6.375% NT DUE 8-15-2002      55,000         50,359          53,247

US TREASURY SER R-1998 4.75% NOTE DUE 8-31-98      300,000        270,843         276,094

US TREASURY SER T-1997 6.00% NOTE DUE
11-30-97 REG                                       235,000        224,094         238,830

US TREASURY SERIES C-1996 7.375% NOTE
DUE 5-15-96                                        575,000        574,011         578,518

US TREASURY SERIES D-1997 8.00% NOTE
DUE 1-15-97 REG                                     50,000         50,258          53,416

US TREASURY 10.75% BOND DUE 2-15-2003               55,000         64,281          62,270

US TREASURY 8.75% BOND DUE 5-15-2020
REGISTERED                                         410,000        443,313         456,894

US TREASURY, SERIES R-1996, 7.875% NOTE DUE
7-31-96                                            185,000        185,751         202,512

US TRESURY, SERIES D-2000, 8.50% NOTE DUE
11-15-2000                                         580,000        597,852         656,337

US TREASURY, SERIES E-1998, 7.875% NOTE DUE
1-15-98                                            180,000        180,225         183,220

US TREASURY, 10.375% BOND DUE 11-15-12              85,000        101,150         105,463

                                                                                Schedule 1
                                                                              Page 3 of 11
       U.S. GOVERNMENT AND AGENCY ISSUES         SHARES      MARKET VALUE     TOTAL COST

USA TREAS 7.875% NT DUE 11-15-2004                  45,000         45,126          45,225

USA TREASURY NT SER C-2004 7.25% NT DUE
08-15-2004                                          75,000         71,988          74,648

  TOTAL U.S. GOVERNMENT AND AGENCY ISSUES        3,960,000   $  3,723,712    $  3,861,398








                FOREIGN BONDS                    SHARES      MARKET VALUE     TOTAL COST

QUEBEC PROV CDA 7.125% BD DUE 02-09-2024            50,000   $     40,177    $     41,787

  TOTAL FOREIGN BONDS                               50,000   $     40,177    $     41,787

                                                                                Schedule 1
                                                                              Page 4 of 11

                COMMON STOCK                     SHARES      MARKET VALUE     TOTAL COST

ABBOTT LABORATORIES, COMMON STOCK, NO PAR           12,500   $    407,813    $    270,042

ADR HANSON PLC NEW $25 PAR                          22,000        396,000         408,320

ADR REPSOL SA SPONSORED                             15,000        408,750         468,090

ADR TELEFONICA DE ESPANA SA SPONSORED               12,000        421,500         408,720

ALLERGAN INC COM STOCK                              14,600        412,450         338,145

ALLIEDSIGNAL INC., COMMON STOCK                     21,500        731,000         751,698

ALLSTATE CORP COMMON STOCK                          28,800        684,000         790,867

AMERADA HESS CORP., COMMON STOCK, $1 PAR             6,400        292,000         293,354

AMERICAN EXPRESS CO., COMMON STOCK, $.60 PAR        15,000        442,500         365,532

AMERICAN GENERAL CORP., COMMON STOCK
$1.50 PAR                                           14,600        412,450         244,717

AMERICAN HOME PRODUCTS CORP., COMMON STOCK,
$.33 1/3 PAR                                         6,110        383,403         332,702

AMERICAN INTERNATIONAL GROUP, INC. COMMON
STOCK, $2.50 PAR                                     4,200        411,600         349,652

AMOCO CORP., COMMON STOCK                            7,600        449,350         341,317

AMR CORP., COMMON STOCK, $1 PAR                      8,300        441,975         492,347

ANHEUSER-BUSCH COMPANIES INCORPORATED
COMMON STOCK $1.00 PAR VALUE                         8,500        432,438         460,325

APPLE COMPUTER, INC. COMMON STOCK                    3,100        120,900         104,043

AT&T CORP COM STK                                    9,000        452,250         482,712

ATLANTIC RICHFIELD CO., COMMON STOCK, $2.50 PAR      3,100        315,425         336,159

BANKAMERICA CORP., COMMON STOCK, $1.5625 PAR        11,800        466,100         508,314

BETHLEHEM STEEL CORP., COMMON STOCK,
$8 PAR                                               7,200        129,600         127,443

BOEING CO., CAPITAL STOCK, $5 PAR                    9,500        446,500         381,729

BROWNING FERRIS INDUSTRIES, INC., COMMON
STOCK, $.16 2/3 PAR                                 16,000        454,000         347,120

                                                                                Schedule 1
                                                                              Page 5 of 11

                COMMON STOCK                     SHARES      MARKET VALUE     TOTAL COST

BURLINGTON NORTHERN INC., COMMON STOCK,
NO PAR                                              11,100        534,188         562,029

CHEMICAL BANKING CORP COMMON STOCK N.P.             17,500        627,813         602,244

CHEVRON CORP., COMMON STOCK                         10,400        464,100         440,323

CHUBB CORP, COMMON STOCK, $1 PAR                     7,100        549,363         550,014

CINERGY CORP COMMON STOCK                           19,450        457,075         430,500

CITICORP DEP. SH. REPR. 1/2 SHS CONV.
PREFERRED STOCK                                     18,600        355,725         274,350

COCA COLA CO., COMMON STOCK, NO PAR                  9,000        463,500         456,165

COLUMBIA/HCA HEALTHCARE CORP COM                    11,702        427,123         233,881

CORNING INC COMMON STOCK                            10,900        325,638         334,111

CSX CORP., COMMON STOCK, $1 PAR                      3,900        271,538         262,856

DEAN WITTER DISCOVER & CO COMMON STOCK              13,815        467,983         506,789

DEERE & CO., COMMON STOCK, $1 PAR                    4,700        311,375         306,209

DELTA AIR LINES, INC., COMMON STOCK $3 PAR           2,800        141,400         152,030

DELUXE CORP., COMMON STOCK                           8,000        211,000         229,027

DILLARD DEPARTMENT STORES, INC., CLASS A,
COMMON STOCK, NO PAR                                34,300        917,525       1,074,958

DOVER CORP., COMMON STOCK $1 PAR                     8,000        413,000         233,400

DOW CHEMICAL CO., COMMON STOCK, $2.50 PAR            7,500        504,375         421,855

DOW JONES & CO., INC., COMMON STOCK, $1 PAR         11,300        350,300         328,362

DRESSER INDUSTRIES INC., COMMON STOCK
$.25 PAR                                            12,900        243,488         256,760

DU PONT, E. I. DE NEMOURS & CO., COMMON
STOCK, $5 PAR                                        1,300         72,963          69,582

EG&G, INC., COMMON STOCK, $1 PAR                    17,300        244,363         333,031

EASTMAN CHEMICAL CO COMMON STOCK                     6,225        314,363         273,713

                                                                                Schedule 1
                                                                              Page 6 of 11

                COMMON STOCK                     SHARES      MARKET VALUE     TOTAL COST

EMERSON ELECTRIC CO., COMMON STOCK, $1 PAR           7,400        461,575         303,806

ENTERGY CORP NEW COMMON STOCK                       18,500        404,688         654,196

EXXON CORP., COMMON STOCK, NO PAR                   10,600        643,950         643,911

FEDERATED DEPT STORES INC. COMMON STOCK             33,500        644,875         688,648

FORD MOTOR CO., COMMON STOCK, $1 PAR                24,900        694,088         698,429

GENERAL DYNAMICS CORP. COMMON STOCK, $1 PAR         12,300        535,050         540,223

GENERAL ELECTRIC COMPANY COMMON STOCK
$2.50 PAR                                           15,300        780,300         645,151

GENERAL MILLS, INC., COMMON STOCK, $.75 PAR          6,000        342,750         348,360

GENERAL MOTORS CORP. COMMON STOCK, $1 2/3 PAR       13,600        572,900         627,126

GENERAL PUBLIC UTILITIES CORP., COMMON STOCK,
$2.50 PAR                                           13,900        364,875         390,589

GENERAL RE CORP., COMMON STOCK                       4,000        494,000         347,280

GENUINE PARTS CO., COMMON STOCK, $1 PAR             10,000        360,000         358,080

GIANT FOOD, INC., CLASS A COMMON STOCK $1 PAR       19,400        421,950         394,088

GOODYEAR TIRE & RUBBER CO., COMMON STOCK,
NO PAR                                              13,600        457,300         479,346

GRAINGER, W. W., INC. COMMON STOCK, $1 PAR           9,000        519,750         496,733

GTE CORP. COMMON STOCK, $3.33 1/3 PAR               19,400        589,275         647,659

HALLIBURTON CO. COMMON STOCK, $2.50 PAR              8,000        265,000         237,452

HEINZ, H. J. CO., COMMON STOCK, $3 PAR              10,800        396,900         400,439

HEWLETT-PACKARD CO., COMMON STOCK, $1 PAR            4,900        489,388         199,932

INTERNATIONAL BUSINESS MACHINES CORP.,
CAPITAL STOCK, $1.25 PAR                             5,700        418,950         446,900

JAMES RIVER CORP., OF VIRGINIA, COMMON STOCK,
$.10 PAR                                            18,400        372,600         410,111

JEFFERSON-PILOT CORP. COMMON STOCK,
$1.25 PAR                                            8,900        461,688         220,667

                                                                                Schedule 1
                                                                              Page 7 of 11

                COMMON STOCK                     SHARES      MARKET VALUE     TOTAL COST

K MART CORP. COMMON STOCK, $1 PAR                   24,300        315,900         521,696

KEYCORP NEW COMMON STOCK                            15,819        395,475         462,672

LILLY, EIL & CO., COMMON STOCK, $.62,
1/2 PAR                                              6,500        426,563         430,779

LOCKHEED CORP., COMMON STOCK, $1 PAR                 6,600        479,325         290,982

LOEWS CORP COMMON STOCK $1.00 PAR                    1,400        121,625         146,897

LTV CORP NEW COMMON STOCK                           13,300        219,450         208,979

MARSH & MC LENNAN CO. INC., COMMON STOCK,
$1 PAR                                               4,800        380,400         339,543

MASCO CORP. COMMON STOCK, $1 PAR                    16,400        371,050         414,898

MAY DEPARTMENT STORES CO., COMMON STOCK,
$.50 PAR                                            18,000        607,500         690,159

MC DONALDS CORP. COMMON STOCK, NO PAR               28,600        836,550         512,858

MELVILLE CORP. COMMON STOCK, $1 PAR                 10,800        333,450         413,436

MERCK & CO. INC., COMMON STOCK,
$.02 7/9 PAR                                         8,900        339,313         297,139

MINNESOTA MINING AND MANUFACTURING CO.,
COMMON STOCK, NO PAR                                 8,700        464,363         435,897

NATIONAL MEDICAL ENTERPRISES INC.,
COMMON STOCK, $.05 PAR                              30,300        427,988         457,559

NATIONAL SERVICE INDUSTRIES, INC.,
COMMON STOCK, $1 PAR                                15,400        394,625         341,912

NATIONSBANK CORP COMMON STOCK                        6,800        306,850         317,668

NAVISTAR INTL CORP NEW COMMON STOCK                 10,500        158,813         221,878

NBD BANCORP INC., COMMON STOCK,
$6.25 PAR                                           15,350        420,206         326,480

NEWMONT MINING CORP. COMMON STOCK, $1.60 PAR        13,500        486,000         528,843

OCCIDENTAL PETROLEUM CORP., COMMON STOCK
$.20 PAR                                            17,500        336,875         347,218

                                                                                Schedule 1
                                                                              Page 8 of 11

                COMMON STOCK                     SHARES      MARKET VALUE     TOTAL COST

ORYX ENERGY CO COMMON STOCK                         11,700        138,938         220,622

PACIFIC GAS & ELECTRIC CO. COMMON STOCK, $10 PAR    15,400        375,375         428,004

PACIFIC TELESIS GROUP, COMMON STK                    3,900        111,150         121,830

PANHANDLE EASTERN CORP., COMMON STOCK, NO PAR       20,300        400,925         412,601

PECO ENERGY CO COMMON STOCK                         12,600        308,700         348,021

PENNEY, J.C. CO., INC., COMMON STOCK,
$.50 PAR                                            10,500        468,563         487,472

PEPSICO, INC., COMMON STOCK, $.05 PAR               11,400        413,250         413,034

POLAROID CORP., COMMON STOCK, $1 PAR                 6,800        221,000         204,311

PPG INDUSTRIES INC., COMMON STOCK,
$1.66 2/3 PAR                                        3,700        137,363         129,311

RAYTHEON CO., COMMON STOCK, $1.25 PAR               12,000        766,500         515,321

RITE AID CORP., COMMON STOCK, $1 PAR                18,200        425,425         334,771

ROCKWELL INTERNATIONAL CORP. COMMON STOCK,
$1 PAR                                               3,800        135,850         129,522

ROYAL DUTCH PETE CO, N.Y. REGISTRY SH
PAR N 5 GLDR                                         3,800        409,450         301,564

RYDER SYSTEM, INC., COMMONS STOCK, $.75 PAR         10,300        226,600         229,773

SCHLUMBERGER LTD. COMMON STOCK, $1 PAR               2,400        120,900         139,398

SNAP-ON INC COM                                     11,900        395,675         388,008

SONAT INC., COMMON STOCK, $3.75 PAR                  1,300         36,400          35,085

SOUTHERN CO., COMMON STOCK, $5 PAR                   9,200        184,000         170,253

SPRINT CORP COMMON STOCK                            13,600        375,700         455,235

SUN TRUST BANKS, INC., COMMON STOCK,
$2.50 PAR                                            9,600        458,400         353,808

SUPER VALU INC. COMMON STOCK                        11,200        273,000         275,096

                                                                                Schedule 1
                                                                              Page 9 of 11

                COMMON STOCK                     SHARES      MARKET VALUE     TOTAL COST

TELE COMMUNICATIONS INC CL A NEW COMMON
STOCK                                               16,400        356,700         381,489

TENNECO, INC. COMMON STOCK, $5 PAR                  11,000        467,500         480,555

TEXAS UTILITIES CO., COMMON STOCK, NO PAR           10,600        339,200         348,708

TRAVELERS INC COM                                   14,200        459,725         469,947

UNILEVER NV, N.Y. SHARES 4 GUILDERS PAR              3,000        349,500         340,851

UNION PACIFIC CORP., COMMON STOCK, $5 PAR           11,900        539,963         656,078

UNITED TECHNOLOGIES CORP., COMMON STOCK,
$5 PAR                                               6,900        433,838         323,275

UNOCAL CORP. COMMON STOCK, $8 1/3 PAR               14,200        386,950         385,365

UNUM CORPORATION COMMON STOCK                       12,200        460,550         551,724

US WEST, COMMON STOCK                               10,100        359,813         353,437

VIACOM INC., CLASS B COMMON                          6,800        277,100         224,499

WACHOVIA CORP COMMON STOCK NEW $5.00 PAR            10,400        335,400         356,824

WALT DISNEY COMPANY COMMON STOCK                    11,000        506,000         462,660

WARNER LAMBERT CO., COMMON STOCK, $1 PAR             5,300        408,100         337,966

WEYERHAEUSER CO., COMMON STOCK, $1.875 PAR          12,100        453,750         481,541

WHIRLPOOL CORP. COMMON STOCK, $1 PAR                 5,200        261,300         176,998

WITCO CORP., COMMON STOCK, $5 PAR                   16,200        399,427         226,239

XEROX CORP. COMMON STOCK, $1 PAR                       700         69,300          51,048

  TOTAL COMMON STOCK                             1,447,971   $ 49,541,642    $ 47,524,395

                                                                                Schedule 1
                                                                             Page 10 of 11

         MORTGAGES, NOTES, CONTRACTS             SHARES      MARKET VALUE     TOTAL COST

ALLSTATE LIFE GA-5715, 8.25% DUE 7/8/99 &
10/8/99 DC                                       1,759,146    $ 1,759,146     $ 1,759,146

CANADA LIFE GUARANTEED INVESTMENT CONTRACT
#P-45327                                           393,240        393,240         393,240

COMMONWEALTH LIFE #ADA-00470FR 5.87%
DUE 10/22/97                                     1,117,348      1,117,348       1,117,348

COMMONWEALTH LIFE ADA-00484FR, 5.61%
MATURES:  12/30/97, 6/30/98                      2,196,270      2,196,270       2,196,270

GUARANTEED INVESTMENT CONTRACT #GVC-91124
MATURITY DATE 12/15/95                           1,625,301      1,625,301       1,625,301

HARTFORD LIFE GA-9630, 6.10% MATURES
3/31/99                                          1,111,927      1,111,927       1,111,927

HARTFORD LIFE GA-9639 5.25% MATURES 3/26/97      1,095,095      1,095,095       1,095,095

HARTFORD LIFE GA-9683, 5.41 MATURES 6/20/97,
12/21/98                                         1,090,632      1,090,632       1,090,632

HARTFORD LIFE GA-9782, INTEREST RATE 4.82%
MAT DATES 10/1/96, 10/1/97, 10/1/98              1,057,297      1,057,297       1,057,297

NEW YORK LIFE GA-06751, 5.80% MATURES
3/31/98                                          1,106,300      1,106,300       1,106,300

NEW YORK LIFE GA-06751-3, 6.07% DUE 2/26/99      1,050,475      1,050,475       1,050,475

NEW YORK LIFE INSURANCE CO. GA-06751-2
INT. 5.18% DUE 8/29/97, 1/29/99                  1,049,910      1,049,910       1,049,910

OHIO NATIONAL LIFE INSURANCE CO - GIC
#GA-5426 7.54% DUE 10/07/96                        613,966        613,966         613,966

OHIO NATIONAL LIFE INSURANCE CO - GIC
#GA-5427 7.57% DUE 12/05/96                        614,450        614,450         614,450

OHIO NATIONAL LIFE INSURANCE COMPANY
GA-5554 6.91% MATURES 10/1/98, 1/22/99           1,707,571      1,707,571       1,707,571

PRINCIPAL CONTRACT #GA-16008 INT. RATE
8.35% MAT. 5/25/95, 3/25/96 & 8/26/96            2,016,178      2,016,178       2,016,178

PRINCIPAL MUTUAL CONTRACT #GA4-6826 5.67%
DUE 4/1/98                                         890,596        890,596         890,596

                                                                                Schedule 1
                                                                             Page 11 of 11

         MORTGAGES, NOTES, CONTRACTS             SHARES      MARKET VALUE     TOTAL COST

PRINCIPAL MUTUAL GA4-6826-2 6.23% MATURES:
8/24/98, 12/23/98, 4/23/99                       1,677,932      1,677,932       1,677,932

PROTECTIVE LIFE CONTRACT #GA-516 INT.
RATE MAT. 2/25/95, 2/25/96, & 6/25/96            1,587,762      1,587,762       1,587,762

PROTECTIVE LIFE INS 11-28-97 CONTRACT
#GA768 6.87%                                     1,009,511      1,009,511       1,009,511

STATE MUTUAL LIFE ASSURANCE CO.
GA-92012-A-1 6.01%, MATURES 4/1/94, 4/1/98         560,022        560,022         560,022

STATE MUTUAL LIFE GA92012-A-3-4-5, 5.66%
MATURES 10/31/94, 2/27/98, 6/30/98               1,108,183      1,108,183       1,108,183

STATE MUTUAL LIFE INSURANCE #92012A-6 6.58%
DUE 4/14/1999                                    1,046,805      1,046,805       1,046,805

THE TRAVELERS CONTRACT #GR-15824 INT. RATE
8.62% MAT. 8/31/95, 11/30/95, & 5/31/96          2,034,767      2,034,767       2,034,767

  TOTAL MORTGAGES, NOTES, CONTRACTS             29,520,684    $29,520,685     $29,520,685

/TABLE

                                                                          Schedule 2
                                                                         Page 1 of 1



                              The Montana Power Company
             Deferred Savings and Employee Stock Ownership Master Trust


                       Schedule of Reportable Transactions for
                          the Year Ended December 31, 1994


Transactions of an amount in excess of five percent of the current value of the Master Trust assets as of the beginning of the year, reportable under the provisions of the Employee Retirement Income
Security Act of 1974, for the year ended December 31, 1994 were as follows:

                                             Number of    Face Amount
               Purchases                   Transactions    or Shares       Cost
Collective Short-Term Investment Fund
  (Invested Daily Cash Balances)                411       $31,184,755   $31,184,755


                                             Number of      Current
                Sales                      Transactions      Value         Cost

Collective Short-Term Investment Fund
  (Invested Daily Cash Balances)                283       $31,237,675   $31,237,675

/TABLE

Pursuant to the requirements of the Securities Exchange Act of 1934, Entech, Inc. Retirement Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         ENTECH, INC. DEFERRED SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN



Date:  June 29, 1995     By  Jerrold P. Pederson

                             Vice President - Chief Financial Officer

                         Consent of Independent Accountants



We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 No. 33-24952 and to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 No. 33-28096 of The Montana Power Company relating to Entech, Inc. Deferred Savings and Employee Stock Ownership Plan of our report dated
March 17, 1995 appearing on page 4 of this Form 11-K.



PRICE WATERHOUSE LLP

Portland, Oregon
June 26, 1995